                            STOCK PURCHASE AGREEMENT

                                    BETWEEN

                 GREAT AMERICAN MANAGEMENT AND INVESTMENT, INC.

                                      AND

                           EQUALITY ACQUISITION CORP.


                              DATED APRIL 19, 1995


                       RE:  PURCHASE AND SALE OF STOCK OF

                               ES HOLDING COMPANY





      ===================================================================

                               TABLE OF CONTENTS

                                                                                                           Page
                                                                                                           ----
ARTICLE I - PURCHASE AND SALE OF STOCK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
         1.1     PURCHASE AND SALE OF STOCK . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1

ARTICLE II - PURCHASE PRICE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
         2.1     PURCHASE PRICE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
         2.2     PURCHASE PRICE ADJUSTMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2
         2.3     CALCULATION AND PAYMENT OF PURCHASE PRICE ADJUSTMENT . . . . . . . . . . . . . . . . . .    3

ARTICLE III - SELLER'S REPRESENTATIONS AND WARRANTIES . . . . . . . . . . . . . . . . . . . . . . . . . .    4
         3.1     ORGANIZATION AND QUALIFICATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4
         3.2     DUE AUTHORIZATION AND EXECUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4
         3.3     TITLE TO, AND TRANSFER OF, STOCK . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5
         3.4     BROKERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5
         3.5     FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5
         3.6     ABSENCE OF CERTAIN CHANGES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6
         3.7     TAXES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7
         3.8     DEBTS AND LIABILITIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7
         3.9     CONTRACTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8
         3.10    RECEIVABLES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9
         3.11    INVENTORY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9
         3.12    PERSONAL PROPERTY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9
         3.13    PATENTS, TRADEMARKS, TRADENAMES AND OTHER INTANGIBLE RIGHTS  . . . . . . . . . . . . . .   10
         3.14    REAL ESTATE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
         3.15    LICENSES AND PERMITS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
         3.16    EMPLOYEE BENEFIT PLANS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
         3.17    COMPLIANCE WITH LAWS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12
         3.18    NO CONFLICT WITH OTHER INSTRUMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . .   13
         3.19    INTEREST IN CUSTOMERS, SUPPLIERS AND COMPETITORS . . . . . . . . . . . . . . . . . . . .   13
         3.20    LITIGATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13
         3.21    INSURANCE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13
         3.22    PRODUCT LIABILITY/WARRANTY CLAIMS  . . . . . . . . . . . . . . . . . . . . . . . . . . .   14
         3.23    ACCURACY AND COMPLETENESS OF INFORMATION . . . . . . . . . . . . . . . . . . . . . . . .   14
         3.24    CUSTOMERS AND SUPPLIERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14
         3.25    OTHER BENEFITS AND PLANS AND POLICIES  . . . . . . . . . . . . . . . . . . . . . . . . .   15
         3.26    ENVIRONMENTAL MATTERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15

ARTICLE IV - PURCHASER'S REPRESENTATIONS AND WARRANTIES . . . . . . . . . . . . . . . . . . . . . . . . .   16
         4.1     ORGANIZATION AND QUALIFICATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
         4.2     DUE AUTHORIZATION AND EXECUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
         4.3     NO VIOLATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
         4.4     GOVERNMENTAL CONSENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
         4.5     BROKERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17
         4.6     COMPLIANCE WITH LAWS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17
         4.7     LITIGATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17
         4.8     ACCURACY AND COMPLETENESS OF INFORMATION . . . . . . . . . . . . . . . . . . . . . . . .   17
         4.9     FINANCING  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17

         4.10    NO OTHER REPRESENTATIONS OR WARRANTIES . . . . . . . . . . . . . . . . . . . . . . . . .   17

ARTICLE V - SELLER'S COVENANTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   18
         5.1     CONDUCT OF BUSINESS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   18
         5.2     FULFILLMENT OF CONDITIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   18
         5.3     ACCESS AND INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19
         5.4     PRESERVATION OF BUSINESS AND RELATIONSHIPS . . . . . . . . . . . . . . . . . . . . . . .   19
         5.5     MAINTENANCE OF INSURANCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19
         5.6     LOANS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19
         5.7     NOTIFICATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19
         5.8     REPAYMENT OF CERTAIN OBLIGATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19
         5.9     CERTAIN PRODUCT LIABILITY AND WORKERS COMPENSATION CLAIMS  . . . . . . . . . . . . . . .   19
         5.10    CERTAIN ENVIRONMENTAL CLEAN-UP OBLIGATIONS . . . . . . . . . . . . . . . . . . . . . . .   20

ARTICLE VI - PURCHASER'S COVENANTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20
         6.1.    FULFILLMENT OF CONDITIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20
         6.2     PRESERVATION OF BUSINESS AND RELATIONSHIPS . . . . . . . . . . . . . . . . . . . . . . .   20
         6.3     NOTIFICATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20
         6.4     FINANCING  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   21
         6.5     GAMI LETTER OF CREDIT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   21
         6.6     CERTAIN LEASE OBLIGATIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   21

ARTICLE VII - CONDITIONS TO PURCHASER'S OBLIGATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
         7.1     REPRESENTATIONS, WARRANTIES AND COVENANTS  . . . . . . . . . . . . . . . . . . . . . . .   22
         7.2     LITIGATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
         7.3     FINANCING  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
         7.4     LEGAL OPINION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
         7.5     BOARD AND SHAREHOLDER APPROVAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
         7.6     CERTIFICATES, ET AL. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
         7.7     CONSENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
         7.8     COVENANT NOT TO COMPETE AGREEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . .   23
         7.9     TRANSFER OF BUSINESS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23
         7.10    NO ADVERSE CHANGE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23
         7.11    TITLE AND SURVEY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23
         7.12    SHAREHOLDER AGREEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24

ARTICLE VIII - CONDITIONS TO SELLER'S OBLIGATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24
         8.1     REPRESENTATIONS, WARRANTIES AND COVENANTS  . . . . . . . . . . . . . . . . . . . . . . .   24
         8.2     LITIGATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24
         8.3     CONSIDERATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24
         8.4     COVENANT NOT TO COMPETE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24
         8.5     LEGAL OPINION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24
         8.6     CERTIFICATES, ET AL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
         8.7     AUTHORIZATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
         8.8     SHAREHOLDER AND OTHER AGREEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
         8.9     FINANCING  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
         8.10    SELLER SHARES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25

ARTICLE IX - CLOSING  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
         9.1     TIME AND PLACE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
         9.2     DELIVERY OF CASH PAYMENT AND CLOSING DOCUMENTS . . . . . . . . . . . . . . . . . . . . .   25

ARTICLE X - INDEMNIFICATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   26
         10.1     SURVIVAL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   26
         10.2     INDEMNIFICATION OF PURCHASER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   26
         10.3     INDEMNIFICATION OF SELLER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27
         10.4     TERMS OF INDEMNIFICATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   28
         10.5     EXCLUSIVE REMEDY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   29

ARTICLE XI - MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30
         11.1     NOTICES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30
         11.2     FURTHER ASSURANCES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30
         11.3     EXCLUSIVE DEALINGS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31
         11.4     PUBLICITY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31
         11.5     CONFIDENTIALITY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31
         11.6     EXPENSES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   32
         11.7     COUNTERPARTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   32
         11.8     SEVERABILITY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   32
         11.9     SUCCESSORS AND ASSIGNMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   32
         11.10    ENTIRE AGREEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   32
         11.11    GOVERNING LAW   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   32
         11.12    ARBITRATION   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   33
         11.13    TERMINATION   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   33
         11.14    INCOME TAXES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   33
         11.15    LIMITATIONS AND QUALIFICATIONS TO REPRESENTATIONS, WARRANTIES AND COVENANTS . . . . . .   38
         11.16    CROSS-DEFAULT   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   39
         11.17    ACCESS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   39
         11.18    CAPTIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   39

                                   SCHEDULES


DESIGNATION                                DESCRIPTION
- -----------                                -----------
Schedule 2.2(a)      --   Estimated Net Worth
Schedule 2.3(a)      --   Net Worth Schedule
Schedule 3.1         --   Good Standing and Foreign Qualifications
Schedule 3.3         --   Stock Title
Schedule 3.5(a)      --   ESH 12/31/94 Financial Statements
Schedule 3.5(b)      --   12/31/93 Audited Consolidated Financial Statements of Equality Specialties, a Division of Seller
Schedule 3.5(c)      --   [ESH] Unaudited Consolidating Statements
Schedule 3.5(e)      --   Book Value of Assets and Liabilities of Seller Contributed to ESH as of July 29, 1990
Schedule 3.6         --   Absence of Certain Changes
Schedule 3.7         --   Taxes
Schedule 3.8         --   Debts and Liabilities
Schedule 3.9         --   Contracts
Schedule 3.10        --   Receivables
Schedule 3.12        --   Personal Property
Schedule 3.13        --   Patents, Trademarks, Tradenames and Other Intangible Rights
Schedule 3.14        --   Real Estate
Schedule 3.15        --   Licenses and Permits
Schedule 3.16(a)-(g) --   Employee Benefits
Schedule 3.17        --   Compliance with Laws
Schedule 3.18        --   Consents
Schedule 3.19        --   Interest in Customers, Suppliers and Competitors
Schedule 3.20        --   Litigation
Schedule 3.22        --   Product Liability/Warranty Claims
Schedule 3.24        --   Customers and Suppliers
Schedule 3.25        --   Other Benefits and Plans and Policies
Schedule 3.26        --   Environmental Matters
Schedule 5.1         --   Conduct of Business
Schedule 5.8(a)      --   Repayment of Liabilities to Seller
Schedule 5.8(b)      --   Intercompany Payables
Schedule 11.14       --   Allocation Schedule

                                    EXHIBITS

DESIGNATION                                DESCRIPTION
- -----------                                -----------
Exhibit A            --   Note
Exhibit B            --   Proposal Letter
Exhibit C            --   Seller's Opinion of Counsel
Exhibit D            --   Covenant Not to Compete Agreement
Exhibit E            --   Purchaser's Opinion of Counsel
Exhibit F            --   List of Shareholder Agreements
                          and Other Documents

                            STOCK PURCHASE AGREEMENT


                 THIS STOCK PURCHASE AGREEMENT ("Agreement") is entered into as of the 19TH day of April, 1995 by and between Great American Management and Investment, Inc., a Delaware corporation ("Seller"), and Equality Acquisition Corp., a Florida corporation ("Purchaser").

                 WHEREAS, Seller is the owner of all the issued and outstanding shares of capital stock (the "ESH Stock") of ES Holding Company, a Delaware corporation ("ESH").

                 WHEREAS, ESH is the owner of all the issued and outstanding shares of capital stock (the "Equality Stock") of Equality Specialties, Inc., a Delaware corporation ("Equality").

                 WHEREAS, Equality is the owner of (a) the issued and outstanding shares of ordinary stock (the "Stribbons Stock") of Stribbons Limited, a corporation organized under the laws of the United Kingdom ("Stribbons"), and (b) (except as otherwise provided herein) all of the issued and outstanding shares of capital stock (the "Majestic Stock") of Majestic Industries Limited, a corporation organized under the laws of St. Lucia, West Indies ("Majestic"). ESH, Equality, Stribbons and Majestic are collectively referred to herein as the "Companies."

                 WHEREAS, Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller the ESH Stock, upon the terms and conditions hereinafter set forth;

                 NOW, THEREFORE, in consideration of the premises and the mutual covenants of the parties as hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

                     ARTICLE I - PURCHASE AND SALE OF STOCK

                 1.1 PURCHASE AND SALE OF STOCK. Subject to the terms and conditions set forth in this Agreement, Seller shall sell, assign, transfer and deliver to Purchaser at the Closing (as hereinafter defined), and Purchaser shall purchase from Seller at the Closing the ESH Stock, for the purchase price set forth in Article 2 hereof.

                          ARTICLE II - PURCHASE PRICE

                 2.1 PURCHASE PRICE. Subject to the terms and conditions of this Agreement and in consideration for the sale and delivery of the ESH Stock at the Closing, Purchaser will deliver to Seller at Closing the following:

                          (a) a Subordinated Note in the aggregate original
                 principal amount of Four Million Dollars ($4,000,000 U.S.) (the "Note"), in the form attached hereto as Exhibit A; and

                          (b) Sixteen Million Dollars ($16,000,000) in
                 immediately available U.S. funds by wire transfer to an account designated by Seller (the "Cash Payment"). The Note and the Cash Payment are collectively referred to herein as the "Purchase Price."

                 2.2      PURCHASE PRICE ADJUSTMENT.

                          (a) The Cash Payment shall be increased or decreased by the amount that the Net Worth (as defined in Section 2.2(c)) as set forth on the Net Worth Schedule (as defined in Section 2.3(a)) is greater than or less than the "Estimated Net Worth." The "Estimated Net Worth" shall mean the estimated tangible assets of the Companies less the estimated liabilities of the Companies on a consolidated basis as of March 31, 1995 as set forth on Schedule 2.2(a) hereof, as adjusted for certain items as agreed between Purchaser and Seller and reflected on said Schedule 2.2(a).

                          (b) Notwithstanding the actual date of the Closing or any other provision hereof (including provisions relating to the allocation of income tax liability) which allocates rights and obligations as of the Closing, the "Closing Date Balance Sheet" shall mean the unaudited consolidated balance sheet of ESH as of March 31, 1995, prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied, and the principles and methodology used in preparing the consolidated balance sheet of ESH as of December 31, 1994, with inventory being determined, for purposes of the Closing Date Balance Sheet, based on a physical inventory taken as of March 31, 1995. To facilitate any dispute resolution that may be required pursuant to Section 2.3 below, a representative of the accounting firm of Arthur Andersen & Co. shall be present to observe such inventory. All costs relating to this physical inventory shall be paid by Purchaser.

                          (c) "Net Worth" shall mean the tangible assets of the Companies less the liabilities of the Companies on a consolidated basis as set forth on the Closing Date Balance Sheet, subject to adjustment pursuant to the principles and procedures set forth on Schedule 2.3(a), which Closing Date Balance sheet shall reflect no more than, and no less than, $250,000 of cash (plus cash which

                 Seller has elected to allow the Companies to retain to satisfy certain tax obligations of Seller hereunder).

                 2.3 CALCULATION AND PAYMENT OF PURCHASE PRICE ADJUSTMENT. Since the financial data required to determine the Closing Date Balance Sheet will not be available at the Closing, the Cash Payment will be calculated, adjusted and paid in accordance with the following provisions:

                          (a) As soon as practicable, Seller shall prepare and deliver to Purchaser (i) the Closing Date Balance Sheet, and (ii) a statement and explanation of items included in the Closing Date Balance Sheet and utilized to calculate the Net Worth in accordance with the principles and procedures set forth on Schedule 2.3(a) (the "Net Worth Schedule"). If Purchaser agrees with the proposed Net Worth Schedule prepared by Seller, then the parties shall execute the Net Worth Schedule and proceed to make any payment pursuant to Section 2.3(b) below, if applicable. If Purchaser disagrees with the proposed Net Worth Schedule prepared by Seller, then within ten (10) days after Purchaser receives the proposed Net Worth Schedule, Purchaser may deliver written notice ("Notice") to Seller objecting to the proposed Net Worth Schedule. Such Notice shall (i) identify those items in the proposed Net Worth Schedule to which Purchaser objects, and (ii) state in reasonable detail the reasons for such objection. Any items contained in the proposed Net Worth Schedule to which Purchaser does not set forth an objection in such Notice shall be deemed accepted by Purchaser. During the 30-day period following delivery of the Notice, each party will (i) deliver to the other party any supporting documentation reasonably requested and necessary to calculate the Net Worth, and (ii) cooperate fully and in good faith to resolve any disputes they may have with respect to the proposed Net Worth Schedule. If the parties cannot agree on the proposed Net Worth Schedule within such 30-day period, any such dispute will be resolved within thirty (30) days of submission by either party of a request for binding arbitration by the accounting firm of Arthur Andersen, LLP. Arthur Andersen, LLP will calculate only those portions of the proposed Net Worth Schedule that have not been agreed upon by the parties, and its calculation will be based solely on the books, records and other information relevant to the resolution of such disputes and available as of March 31, 1995, which shall be submitted or made available to Arthur Andersen, LLP by Seller or Purchaser. Any fees or expenses payable to Arthur Andersen, LLP will be shared equally by Seller and Purchaser.

                          (b) Upon the final determination of the Net Worth Schedule, whether such determination is made by agreement of the parties or by Arthur Andersen, LLP in accordance with the foregoing, the parties will proceed as follows:

                                  (i)      If such final determination results
                          in an increase in the Cash Payment in accordance with
                          Section 2.2(a) above, then within five (5) days after such final determination, Purchaser will pay the amount of such increase to Seller, in immediately available U.S. funds by wire transfer or cashier's check.

                                  (ii)     If such final determination results
                          in a decrease in the Cash Payment in accordance with
                          Section 2.2(a) above, then within five (5) days after such final determination, Seller will pay to Purchaser the amount of such decrease in immediately available U.S. funds by wire transfer or cashier's check.

            ARTICLE III - SELLER'S REPRESENTATIONS AND WARRANTIES

        Subject to the provisions of Section 11.15 below, Seller represents and warrants to Purchaser on the date of this Agreement as follows:

                 3.1 ORGANIZATION AND QUALIFICATION. Each of Seller, ESH and Equality is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Stribbons is a corporation duly incorporated, validly existing and in good standing under the laws of the United Kingdom. Except as set forth on Schedule 3.1, Majestic is a corporation duly incorporated, validly existing and in good standing under the laws of St. Lucia, West Indies. Each of the Companies has all requisite power to own, operate and lease its assets, and to carry on its business as it is presently conducted. Each of Seller and the Companies is duly authorized, qualified or licensed to conduct its business and in good standing as a foreign corporation in each state or jurisdiction in which such authorization, qualification or licensing is required, as set forth in Schedule 3.1.

                 3.2 DUE AUTHORIZATION AND EXECUTION. Seller has the necessary corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the transactions contemplated hereby have been duly authorized and approved by all necessary corporate action on the part of Seller. No other corporate proceedings or actions on the part of Seller are necessary to authorize this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and, assuming due execution and delivery by Purchaser, constitutes a valid and binding obligation of Seller enforceable against Seller in accordance with its terms.

                 3.3 TITLE TO, AND TRANSFER OF, STOCK. Seller is the owner of all right, title and interest in and to all of the ESH Stock, ESH is the owner of all right, title and interest in and to all of the Equality Stock, and except as set forth on Schedule 3.3, Equality is the owner of all right, title and interest in and to all of the Majestic Stock and the Stribbons Stock, each free and clear of all liens, claims and encumbrances of any kind or nature whatsoever (other than restrictions arising under securities laws) and the delivery to Purchaser of certificates for the ESH Stock pursuant to the provisions of this Agreement will transfer to Purchaser good and valid title thereto, free and clear of all such encumbrances. Except as specifically contemplated by this Agreement, no person has any right, option, warrant, subscription agreement, preference or privilege for the purchase of any of the ESH Stock, the Equality Stock, the Majestic Stock or the Stribbons Stock. All of such outstanding shares are duly and validly issued and outstanding, are fully paid and nonassessable and were issued pursuant to an exemption from registration under the Securities Act of 1933, as amended, under applicable state securities and blue sky laws and under any and all similar securities laws of the United Kingdom and St. Lucia, West Indies, as the case may be. There are no outstanding warrants, options, rights, subscription agreements, calls, convertible rights or other commitments of any kind or nature whatsoever relating to such outstanding shares.

                 3.4 BROKERS. No broker, finder or other agent is entitled to any brokerage or finders' fee or agents' commission as a result of Seller's actions in connection with the negotiation, execution, consummation and performance of the transactions contemplated by this Agreement, except a fee payable to Winter Park Capital Company or its affiliates, which will be paid by Purchaser.

                 3.5      FINANCIAL STATEMENTS.

                          (a) The audited consolidated financial statements of ESH for the calendar year ended December 31, 1994 (the "December 31, 1994 Financial Statements") are set forth in
                 Schedule 3.5(a).

                          (b) The audited consolidated financial statements of Equality Specialties, a division of Seller, as of December 31, 1993 are set forth in Schedule 3.5(b).

                          (c) The unaudited consolidating statements which were utilized in preparing the December 31, 1994 Financial Statements are set forth in Schedule 3.5(c), and were prepared by management consistent with past customs and practices.

                          (d) The financial statements referred to in Sections 3.5(a) and(b) present fairly in all material respects the financial position of the person or persons referred to therein as of the dates indicated and the results of operations for the periods indicated and have been prepared in accordance with GAAP consistently applied. The financial statements referred to in Sections 3.5(a)-(c) may hereinafter be referred to as the "Financial Statements."

                          (e) The book value of the assets and liabilities of Seller which were contributed to ESH and Equality as of July 29, 1994 is set forth on Schedule 3.5(e), and such Schedule has been prepared in a manner consistent with past practices employed by the Companies in their preparation of interim internal balance sheets.

                 3.6      ABSENCE OF CERTAIN CHANGES.  Except as set forth in
Schedule 3.6 and as otherwise contemplated by this Agreement, with respect to the Companies, since December 31, 1994 through the date of this Agreement:

                          (a) the Companies have operated only in the ordinary, normal course of business consistent with prior years;

                          (b) ESH has not paid or declared any dividends on the ESH Stock or purchased or otherwise acquired or issued any further shares of ESH Stock or granted any options or other rights to purchase same;

                          (c) Equality has not paid or declared any dividends on the Equality Stock or purchased or otherwise acquired or issued any further shares of Equality Stock or granted any options or other rights to purchase same;

                          (d) there have not been any material labor disputes or other material labor problems including without limitation material EEOC matters related to the Companies' employees, pending or threatened in writing;

                          (e) there has not been any default or breach by the Companies or amendment to any Material Agreement (as hereinafter defined);

                          (f) there has not been any material theft, damage, destruction or condemnation as to the Companies' properties;

                          (g) there has not been any sale of assets of the Companies outside of the normal course of business of more than $25,000;

                          (h) there have not been any material agreements, contracts, leases or commitments made by the Companies, except in the ordinary course of business;

                          (i) there has not been any material change in accounting principles or methods used by the Companies for financial purposes, except as may be reflected in the December 31, 1994 Financial Statements; and

                          (j) Majestic and Stribbons have not declared any dividends or purchased, issued, or otherwise acquired further shares of Majestic Stock or Stribbons Stock or granted options or other rights to purchase shares.

                 3.7      TAXES.  Except as set forth on Schedule 3.7:
(i) each of the Companies has filed all federal, state, local, and foreign tax returns required by applicable law to be filed with respect to its assets or the operation of its business and paid all amounts set forth thereon;
(ii) there is no action, suit, proceeding, investigation, audit or claim now pending against, or, with respect to the Companies and pertaining solely to the business of the Companies, in respect of any tax or assessment asserted or threatened in writing by any such authority; and (iii) all material tax liabilities with respect to the business of the Companies or otherwise relating to the Companies (including, without limitation, federal, state, local, foreign and other income, franchise, capital stock, employee's income withholding, foreign pension withholding, social security, unemployment, disability, payroll, real property, personal property, sales, use, transfer, or other tax, plus any interest, penalties or other charges in respect of the foregoing), for all periods up to and including the Closing Date, have been paid when due by Seller. Income taxes not then due shall be accrued on the Closing Date Balance Sheet, and Seller shall elect to either (i) provide the Companies cash (in excess of the cash specified in Schedule 2.2(a)) sufficient to satisfy such accrued but unpaid income tax liabilities, (ii) pay such accrued but unpaid income tax liabilities when due, or (iii) reimburse the Companies upon the Companies' payment of such accrued but unpaid income tax liabilities. True and correct copies of the income tax returns for the last five years, with respect to Majestic, and since the date of inception, with respect to Stribbons, have been delivered to Purchaser.

                 3.8      DEBTS AND LIABILITIES.  Except as set forth on
Schedule 3.8, since December 31, 1994, neither Seller nor the Companies have not assumed or incurred any material liabilities or obligations, except liabilities or obligations assumed or incurred in the ordinary course of business. Except as set forth on the Financial Statements, the Closing Date Balance Sheet, Schedule 3.5(b), Schedule 3.8 or Schedule 5.8(b), or any other applicable Schedule, the Companies have no liabilities or obligations of any nature, whether accrued, absolute, contingent by guaranty, or otherwise, which, individually or in the aggregate are material to the business of the Companies.

                 3.9 CONTRACTS. Schedule 3.9 contains an accurate listing of all contracts, agreements or other legally binding commitments of the Companies in existence on the date hereof, which respond to the following categories (contracts with ESH, Equality, Majestic and Stribbons, respectively, are identified as such):

                          (a) employment contracts, contracts requiring payments exceeding $10,000 in any twelve-month future period for services of independent contractors and other employee benefit and/or employee remuneration plans, arrangements, contracts or agreements, including without limitation pension, stock option plans, and collective bargaining agreements;

                          (b) contracts including licenses relating to patents, trademarks, trade names, copyrights, know-how, trade secrets and similar matters;
                          (c) all notes payable, loan or credit contracts and instruments or documents related to security for debt, including but not limited to indentures, mortgages, pledges, conditional sales and other title retention documents, and any and all security documents filed with respect to any of the Companies' assets;

                          (d) contracts and policies relating to insurance whose coverage exceeds $10,000, including without limitation, and all occurrence based policies regardless of when issued but excluding title insurance;

                          (e) any contract or agreement between the Companies, on the one hand, and Seller or any officer, employee or director of any of the Companies or Seller, or any affiliate or family member of the foregoing, on the other hand;

                          (f) contracts with suppliers and customers requiring payments in excess of $10,000 in any twelve-month future period, other than customer contracts entered into in the normal course of business which do not require payments in excess of $100,000;

                          (g) all contracts or agreements between Seller or Seller's affiliates, on the one hand, and third parties, on the other hand, which provide and/or render goods and/or services for the primary benefit of the Companies;

                          (h) all other contracts not of the types covered by Subsections 3.9(a) through 3.9(g) above, involving payment by or to the Companies or an affiliate of any, in the aggregate of more than $25,000, unless cancellable upon 30 days' or less notice;

                          (i) any material agreement related to capital stock of any of the Companies; and

                          (j) any material leases related to personal property of the Companies.

                 All items listed on Schedule 3.9 (collectively referred to as "Material Agreements") are, except as set forth on Schedule 3.9, in full force with no material default thereunder by the Companies or by any third party thereto and no facts or conditions exist which, if continued, would result in a material default thereunder. Except as set forth on Schedule 3.9, no item listed on Schedule 3.9 shall be deemed in default as a result of a change in control of the Companies.

                 3.10     RECEIVABLES.    Except as set forth on Schedule 3.10,
all accounts and notes receivable reflected on the Closing Date Balance Sheet shall have arisen in the ordinary course of business (the "Accounts"), and are, in the aggregate, fully collectible, less the reserves for doubtful accounts and sales returns and allowances, as stated therein, which reserves are adequate under GAAP. All payments received by the Companies after the Closing Date with respect to any customer or other third party whose debt or other obligation is reflected in such Accounts shall be applied first to the Accounts until paid in full. Any Accounts which are not collected, less the aforesaid reserves, shall be assigned to Seller so that Seller may enforce collection regarding same, but only if Seller has paid for such uncollected Accounts pursuant to Section 10.2 below.

                 3.11 INVENTORY. The inventory reflected on the Closing Date Balance Sheet shall be calculated in accordance with Section 2.2(b) above, and shall include such reserves for obsolescence as are appropriate under GAAP.

                 3.12 PERSONAL PROPERTY. Schedule 3.12 sets forth the items of personal property of the Companies which have a value greater than $25,000. Schedule 3.12 lists and gives the location of, and provides an indication of whether, such items of personal property (excluding inventories, but including leasehold improvements on real property) are owned, leased or used by the Companies in connection with the businesses of the Companies. Except as set forth on Schedule 3.12, the Companies have good and indefeasible title to all such items of personal property, free and clear of liens, claims and encumbrances, and all such items of personal property are in good working order, reasonable wear and tear excepted, and such personal property constitutes all of the material personal property necessary to conduct the businesses of the Companies as such businesses are currently conducted.

                 3.13 PATENTS, TRADEMARKS, TRADENAMES AND OTHER INTANGIBLE RIGHTS. Schedule 3.13 contains an accurate listing of all material licenses, trademarks, tradenames, copyrights, patents and other similar intangible rights (e.g., inventions, know-how) and applications relating thereto, involving the products or business of the Companies that are presently used by or held in the name of the Companies. Such schedule includes an indication as to whether or not the items listed thereon are evidenced by an appropriate copyright, patent, or other form of registration. Except as set forth on Schedule 3.13, no shareholder, employee or any other third party owns or claims any interest in any rights to any material licenses, trademarks, tradenames, copyrights, patents, inventions, know-how or other similar intangible rights used by the Companies in their operations. Except as set forth on Schedule 3.13, the Companies conduct their businesses without conflict or infringement with valid patents, trademarks, tradenames, copyrights and other similar intangible rights of others.

                 3.14 REAL ESTATE. Schedule 3.14 sets forth a complete list of all parcels of real property owned by, leased to, or under contract to sell by or to the Companies as of the date hereof identified by street address. Seller has provided Purchaser with a copy of the lease agreements listed.

                 3.15 LICENSES AND PERMITS. Schedule 3.15 sets forth all material licenses and permits required by each of the Companies to conduct its business, and such licenses and permits shall remain in full force and effect upon the Closing of the transaction contemplated by this Agreement or Seller shall assist in their proper transfer, and except as set forth on Schedule 3.15, the Companies have not received written notification from any governmental agency regarding revocation, cancellation, or any matter materially affecting any of such licenses or permits.

                 3.16     EMPLOYEE BENEFIT PLANS.

                          (a) Except as set forth on Schedules 3.16(a), with respect to all defined benefit plans, defined contribution plans, welfare plans, compensation plans or other employee benefit plans maintained or formerly maintained by the Companies; provided, however, that the following representations and warranties which relate to ERISA (as defined below) and related regulations shall not be deemed made with respect to Stribbons or Majestic:

                                  (i)      the plans have complied with all
                          applicable reporting requirements of the Internal Revenue Code of 1986 (the "Code") and the Employee Retirement Income Security Act of 1974 ("ERISA");

                                  (ii) all required contributions have been made to such plans;

                                  (iii)    there exists no accumulated funding
                          deficiencies as that term is defined in Section 302 of ERISA or Section 412 of the Code;

                                  (iv)     there exists no Reportable Event as
                          that term is defined by ERISA;

                                  (v)      the plans have complied in all
                          material respects with ERISA; and

                                  (vi)     all plans capable of qualification
                          under the Code are, in fact, fully qualified under the Code.

                 Seller shall retain responsibility for qualification under the Code of the Equality Specialties Employee Savings and Retirement Plan.

                          (b) The Companies have not incurred any material liability to the Pension Benefit Guaranty Corporation ("PBGC") in connection with any employee benefit plan covering any of its employees or ceased operations at any facility or withdrawn from any such Plan in a manner which could subject it to liability under ERISA; and there exists no facts which might give rise to any liability of the Companies to the PBGC under ERISA which could reasonably be anticipated to result in any claims being made against Purchaser (if applicable) or the Companies by the PBGC. The Companies have not established, maintained, contributed to or participated in any employee benefit plan which is a Multiemployer Plan (as defined in Section 4001 of ERISA); and no event has occurred, and there exists no condition or set of circumstances which presents a material risk of the occurrence of any withdrawal from or the partition, termination, reorganization or insolvency of any Multiemployer Plan which could result in any liability to a Multiemployer Plan.

                          (c) None of the Companies presently maintains any employee benefit plans (including, but not limited to, dental plans, medical plans, disability plans, life insurance plans, specialized arrangements or plans relating to the foregoing for executives, reimbursement plans, profit sharing or bonus arrangements, holidays, vacations, stock purchase programs, day care programs, cafeteria plans, legal service plans, education assistance plans, and wage or salary continuation plans) or any other foreign or domestic pension, welfare or retirement benefit plans other than as listed on Schedule 3.16(c).

                          (d) None of the Companies' benefit plans provide for medical benefits, life insurance or other similar benefits to retirees or their families except as provided in Schedule 3.16(d).

                          (e) No persons other than employees of the Companies or their dependents (as defined by each respective plan) participate in any plan listed in Schedule 3.16(c).

                          (f)     None of the plans listed in Schedule 3.16(c),
                 Schedule 3.16(d) or Schedule 3.16(e) is self-funded, except as disclosed on Schedule 3.16(f).

                          (g) Other than claims for benefits arising in the ordinary course of the administration and operations of the plans set forth in Schedule 3.16(c), there are no claims existing or threatened in writing which would materially and adversely affect the financial position of the plans or the Companies, except as set forth on Schedule 3.16(g) or as reserved in the December 31, 1994 Financial Statements.

                 Seller will furnish to Purchaser all reports, returns and other documents filed with either the Internal Revenue Service, United States Department of Labor or the PBGC by the Companies during the last three (3) years with respect to any of the above-mentioned plans.

                 3.17     COMPLIANCE WITH LAWS.  Except as set forth on
Schedule 3.17, the Companies are each in compliance with all applicable federal, state, foreign or local statutes, laws and regulations affecting the properties or the operation of each of the Companies' businesses, including but not limited to matters related to occupational safety, equal opportunity and discrimination, and labor and benefit matters except where non-compliance with the law would not have a material adverse effect on the Companies' businesses or assets, in the aggregate. None of the Companies are in default with respect to any order, writ, injunction or decree of any federal, state, local or foreign court, department, agency or instrumentality.

                 3.18 NO CONFLICT WITH OTHER INSTRUMENTS. Except as set forth on Schedule 3.18, the execution and delivery of this Agreement has been duly authorized and the consummation by the Seller of the transactions contemplated hereby will not:

                          (a) require any consent, authorization or approval of any person, entity or government authority that has not been procured on or before the Closing Date, the absence of which, on a consolidated basis, would have a material adverse effect upon the ability of the Companies to conduct their businesses substantially in accordance with prior historical practices. It is understood that Seller is making the representations contained in this Section 3.18(a) in reliance upon the second sentence of Section 4.4 hereof.

                          (b) violate or constitute a default under the Articles of Incorporation or Bylaws of the Companies or under any note, indenture, mortgage, deed of trust or other material contract, agreement or commitment of the Seller or the Companies;

                          (c) result in the creation or imposition of any lien, charge or encumbrance upon the property of the Companies or cause the acceleration of any indebtedness that will be retained by the Companies; or

                          (d) adversely affect any material license, permit or agreement necessary for the conduct of the business of the Companies.

                 3.19 INTEREST IN CUSTOMERS, SUPPLIERS AND COMPETITORS. Except as set forth on Schedule 3.19, neither the Companies nor affiliates, officers, directors or employees of the Companies, nor any spouse, child or affiliate of any of them, has any direct or indirect interest in any competitor, lessor, supplier or customer of the Companies, or in any person from whom or to whom the Companies lease any real or personal property or in any other person with whom the Companies are doing business.

                 3.20 LITIGATION. Except as set forth on Schedule 3.20, there are no suits, arbitrations, or legal, administrative or other proceedings or governmental investigations pending or threatened in writing against or affecting the businesses, assets or financial condition of the Companies that would, if adversely determined, have a material adverse effect on the business of the Companies determined on a consolidated basis.

                 3.21 INSURANCE. Schedule 3.9 sets forth all of the material insurance policies covering the assets and the operations of the Companies. Except as set forth on Schedule 3.9, all such insurance is in full force and effect. Upon the Closing herein,

Purchaser may continue insurance programs for the assets and business of the Companies under Seller or its affiliates which are currently maintained (as set forth and specifically designated in Schedule 3.9 hereto) if, upon departure from Seller's insurance coverage after the consummation of the transaction contemplated by this Agreement, Purchaser's insurance costs associated with the assets and business of the Companies would be materially higher, provided that Seller is under no obligation to pay for such insurance and such coverage shall be permitted only for so long as the provider of insurance shall permit Purchaser to maintain these programs.

                 3.22 PRODUCT LIABILITY/WARRANTY CLAIMS. Schedule 3.22 is an accurate list showing all product liability experience of the Companies since December 31, 1988 through the date hereof involving claims in excess of $25,000. Such schedule identifies the date of each product liability claim, the name of the product involved, the amount claimed as damages, the nature of the injury or other loss and the current status of the claim. Such schedule also includes a description of all insurance policies respecting liability coverage against which claims for recovery have been made by the Companies during the periods covered. Except as set forth on Schedule 3.22, during the periods of time covered by such schedule there has been no claim, notice of claim, demand, investigation or other indication in writing or otherwise received by the Companies respecting death, personal injury, material damage to property or other loss or dangerous condition that has or was claimed to be related to or caused by the Companies. Seller shall cause the Companies to make available to Purchaser all of the Companies' claims files which files fairly represent all of the claims received by the Companies for the time period indicated above. Except as set forth on Schedule 3.22, the Companies have received no written claims alleging that the Companies have manufactured, sold or supplied products or services which were in any material respect faulty or defective or which did not comply in any material respect with any warranties or representations expressly or impliedly made by the Companies or with all applicable regulations, standards and requirements in respect thereof, except to the extent reserved for on the Financial Statements, the Closing Date Balance Sheet or the Net Worth Schedule.

                 3.23 ACCURACY AND COMPLETENESS OF INFORMATION. No representation or warranty made (or deemed to be made) by Seller in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make such representation or warranty not misleading in light of the circumstances in which the same was made.

                 3.24     CUSTOMERS AND SUPPLIERS.  Schedule 3.24 sets forth
(i) the names of, and the gross sales of the Companies for the calendar year ended December 31, 1994 to the ten largest customers of the Companies; (ii) the names of the ten largest suppliers (by dollar volume) of products and services to the Companies during calendar-year 1994 indicating the products and services supplied and existing contractual arrangements, if any, for continued supply from each such firm, and also indicating whether any such firm is a sole-source supplier to the Companies. Except as otherwise set forth on Schedule 3.24, the Companies do not know of any termination, cancellation, or material limitation, modification or change in the business relationships of the Companies with any supplier or customer listed therein, or of any material dispute of any kind with any such supplier or customer which is pending or threatened in writing.

                 3.25 OTHER BENEFITS AND PLANS AND POLICIES. Schedule 3.25 hereto (i) is a complete list of any material arrangements, plans, or commitments of any kind, whether written or oral, with employees of the Companies not previously listed in Section 3; (ii) lists all material company policies, whether written or oral, on compensation, insurance, vacation pay, retirement, expense reimbursement, bonuses, severance, or any other policies related to employees of the Companies not previously listed in Section 3; and
(iii) provides a copy or summary of the Companies' company policy, if any, related to all material employment matters (i.e., company employee manual).

                 3.26     ENVIRONMENTAL MATTERS.  Except as set forth on
Schedule 3.26, (a) the properties and businesses of the Companies have complied with "Environmental Laws" (as defined below), (b) the Companies are not liable for damages, fines, penalties or remediation costs pursuant to Environmental Laws as a result of activities on or by the properties or businesses of the Companies, (c) the Companies have complied with applicable Environmental Laws in connection with the use, disposal and storage of "Hazardous Materials" (as defined below) at offsite landfills and other facilities (including other properties of the Companies), and (d) the Companies have received no written notice or claims from any governmental entity or other third party with respect to (a), (b) or (c) above. Except as set forth in this Section 3.26, Article 10 and Section 11.15(c), neither the Companies nor Seller makes any representation or warranty regarding compliance by the Companies with Environmental Laws or the environmental condition of any businesses or properties of the Companies including the possible presence of contamination in the soil or groundwater on, in, under or about the properties. Except as otherwise set forth in this
Section 3.26, Section 5.10 and Section 11.15(c), Purchaser waives any rights it may have to seek contribution or indemnity from Seller relating to compliance by the Companies with Environmental Laws or the environmental condition of any businesses or properties of the Companies, whether pursuant to contract, Environmental Laws or common law. For purposes of this Section 3.26, (a) "Environmental Laws" shall mean any federal, foreign, state or local laws or regulations relating to protection of health, safety or the environment; and
(b)  "Hazardous Materials" shall mean any

Hazardous Substances, as defined by the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, petroleum or petroleum products, and any other hazardous or toxic material, substance or waste as defined by any Environmental Laws.

            ARTICLE IV - PURCHASER'S REPRESENTATIONS AND WARRANTIES

            Purchaser represents and warrants to Seller as follows:

                 4.1 ORGANIZATION AND QUALIFICATION. Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Florida, and has all requisite power to own, operate and lease all of its assets and to carry on its business as it is presently conducted. Purchaser, at Closing, shall be duly authorized, qualified or licensed to conduct its business and in good standing as a foreign corporation in each state or jurisdiction in which such authorization, qualification or licensing is required.

                 4.2 DUE AUTHORIZATION AND EXECUTION. Purchaser has the necessary corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the transactions contemplated hereby have been duly authorized and approved by all necessary corporate action on the part of Purchaser. No other corporate proceedings or actions on the part of Purchaser are necessary to authorize this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivery by Purchaser and, assuming due execution and delivery by Seller, constitutes a valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms.

                 4.3 NO VIOLATION. Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated hereby, will conflict with or result in the breach of any term or provision of, or constitute a default under any charter provision, bylaw or material agreement, permit, license, statute, rule, regulation, judgement, order, writ, injunction or decree to which Purchaser is a party or by which Purchaser or any of its assets is bound or obligated.

                 4.4 GOVERNMENTAL CONSENTS. No consent, approval, permit, license or authorization of, or registration, qualification, designation, declaration or filing with, any governmental authority is required on the part of Purchaser in connection with the transactions contemplated by this Agreement. Purchaser represents that the entity which will acquire the ESH Stock on the Closing Date will be a newly organized, non-controlled entity with total assets of less than $10,000,000 as calculated under the provisions of
Section 801.11(e) of the rules promulgated under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

                 4.5 BROKERS. No broker, finder or other agent is entitled to any brokerage or finders' fee or agents' commission as a result of such party's actions in connection with the negotiation, execution, consummation and performance of the transactions contemplated by this Agreement, except a fee payable to Winter Park Capital Company or affiliates, which will be paid by Purchaser.

                 4.6 COMPLIANCE WITH LAWS. Purchaser is in material compliance with all applicable federal, state or local statutes, laws and regulations affecting the properties or the operation of its business, including but not limited to matters related to taxes, environmental protection, occupational safety, equal opportunity and discrimination, and labor and benefit matters except where non-compliance with the law would not have a material adverse effect on Purchaser's business or assets. Purchaser is not in default with respect to any order, writ, injunction or decree of any federal, state, local or foreign court, department, agency or instrumentality.

                 4.7 LITIGATION. There are no suits, arbitrations, or legal, administrative or other proceedings or governmental investigation pending or threatened in writing against or affecting the businesses, assets or financial condition of Purchaser that would have a material adverse effect on the business of Purchaser.

                 4.8 ACCURACY AND COMPLETENESS OF INFORMATION. No representation or warranty made (or deemed to be made) by Purchaser in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make such representation or warranty not misleading in light of the circumstances in which the same was made.

                 4.9 FINANCING. Attached hereto as Exhibit B is a signed proposal letter which is in full force and effect (the "Proposal Letter") for senior debt financing in the amount of at least Nineteen Million Dollars ($19,000,000.00) to be made available to Purchaser for purposes of the transaction contemplated hereunder.

                 4.10 NO OTHER REPRESENTATIONS OR WARRANTIES. Except as specifically provided in this Agreement, (i) Purchaser acknowledges that, Seller has not made, and (ii) Purchaser is not relying on, any representation or warranty with respect to the transactions contemplated hereby. Purchaser acknowledges and agrees that, except as specifically set forth in this Agreement, Seller has not made, does not make and specifically disclaims any representations, warranties, promises, covenants, agreements or guaranties of any kind or character whatsoever, whether express or implied, oral or written, past, present or future, of, as to, concerning or with respect to: (a) the nature, quality or condition of the assets owned or leased by the Companies,
(b) the current or projected value, financial condition, income or results of operations of the

Companies including, without limitation, as may be reflected in any financial projections with respect to such matters which have previously been reviewed by Purchaser or its affiliates, (c) the compliance of or by the Companies or their respective operations with any laws, rules, ordinances or regulations of any applicable governmental authority or body, or (d) any other matter with respect to the Companies.

                         ARTICLE V - SELLER'S COVENANTS

         Seller covenants and agrees with Purchaser as follows:

                 5.1      CONDUCT OF BUSINESS.  Subject to the provisions of
Section 5.8 below and except as set forth on Schedule 3.6 or 5.1, from and after the date hereof and until the Closing Date, Seller shall cause the Companies to: (i) operate in the ordinary course of their businesses and in accordance with their current methods of transacting business; (ii) maintain, in a manner consistent with their past practice, their books and records, the operating condition and repair of their assets, reasonable wear and tear excepted, and their rights under the Material Agreements, permits, intellectual property and insurance policies; (iii) not pay any management, advisory or other fees or make any payments of any nature to any shareholder, officer, director or employee of the Companies, except compensation payments made in the ordinary course of business and consistent with amounts in prior years; (iv) not assume, incur or pay any material liabilities or obligations other than in the ordinary course of their businesses; (v) except in the ordinary course of business, not increase or decrease the compensation and bonuses of any officer, director or employee or enter into or amend in any material respect any compensation, separation or consultation or collective bargaining agreement with any such person; (vi) not make or agree to make capital expenditures exceeding $100,000 without the prior written consent of Purchaser, which will not be unreasonably withheld; (vii) except in the ordinary course of business, not enter into any material agreement, contract, lease or commitment that obligates the Companies to pay or expend an amount exceeding $10,000 per year, without the prior written consent of Purchaser, which will not be unreasonably withheld; (viii) not sell, mortgage, or alienate any property exceeding $25,000 (book value) outside of the ordinary course of business; and (ix) not incur any long term indebtedness or guaranty any indebtedness except as contemplated in this Agreement.

                 5.2 FULFILLMENT OF CONDITIONS. Seller shall cause each of the Companies to use reasonable commercial efforts to cause the conditions to the obligations of Purchaser under this Agreement to be satisfied prior to or at the Closing.

                 5.3 ACCESS AND INFORMATION. Seller shall cause the Companies to permit the authorized representatives of Purchaser to have reasonable access during normal business hours to the relevant books, records and documents of the Companies upon reasonable prior notice and as Purchaser may reasonably request.

                 5.4 PRESERVATION OF BUSINESS AND RELATIONSHIPS. Seller shall cause each of the Companies to use reasonable commercial efforts to preserve their business organizations intact, and to preserve their present relationships with suppliers, customers and others with which they maintain business relationships.

                 5.5. MAINTENANCE OF INSURANCE. Seller shall cause each of the Companies to use reasonable commercial efforts to continue to carry their existing insurance policies, subject to variations and amounts required by the ordinary operations of their businesses and further subject to the provisions of Section 3.21.

                 5.6 LOANS. Seller shall cause the Companies to collect in full all loans made by the Companies and all other amounts owing to the Companies from any shareholder or any officer, director or employee of the Companies or any affiliate of any such shareholder, officer, director or employee, prior to Closing, except as contemplated by this Agreement.

                 5.7 NOTIFICATION. Between the date hereof and the Closing Date, Seller shall promptly notify Purchaser in writing of any information or the occurrence of any event that will result or has reasonable prospect of resulting in making any warranty, covenant or representation by Seller materially false or which is reasonably likely to result in the failure to satisfy any condition to the obligations of Purchaser under this Agreement prior to or at the Closing.

                 5.8 REPAYMENT OF CERTAIN OBLIGATIONS. At or prior to the Closing Date, all liabilities of the Companies owed to Seller shall be repaid, such repayment and the amounts thereof to be reflected on Schedule 5.8(a). Any liabilities in excess of the amounts reflected in Schedule 5.8(a) shall be cancelled and forgiven without the payment of any money in connection therewith, and any such cancellation and forgiveness of intercompany liabilities shall be treated as a contribution to equity. Notwithstanding the foregoing, intercompany payables owed by the Companies to Seller's affiliates for goods or services rendered in the ordinary course of business as set forth on Schedule 5.8(b) shall not be cancelled at the Closing unless payment is made therefor.

                 5.9 CERTAIN PRODUCT LIABILITY AND WORKERS COMPENSATION CLAIMS. Seller agrees that it shall pay and hold Purchaser harmless from and against any loss, cost, expense or liability incurred after the Closing arising from (i) the worker's compensation claims set forth as item 5 in Schedule 3.20 (the "WC Claims") and
(ii) the product liability claims set forth as Items 1 and 2 on Schedule 3.22 (the "PC Claims"), to the extent such loss, cost, expense or liability incurred after the Closing with respect to either such PC Claim exceeds $75,000 (the "WC Claims" and the "PC Claims" are hereinafter collectively referred to as the "Claims").

                 Seller (or its insurer) shall have sole right to assume and conduct the defense of the Claims. Seller shall not be obligated to Purchaser for any legal or other expenses incurred after the date hereof with respect to the defense of the Claims. Purchaser shall cause the Companies to cooperate in the defense of the Claims and to provide records and other information necessary or appropriate to such defense, as requested by Seller or its insurer, and neither Purchaser nor Seller shall take any action, or omit to take any action, which may affect the availability of insurance coverage with respect to the Claims. Seller shall not consent to the settlement of any PC Claim with respect to which Purchaser shall have any liability or obligation under this Section 5.9 without the prior written consent of Seller, which consent shall not be unreasonably withheld.

                 5.10 CERTAIN ENVIRONMENTAL CLEAN-UP OBLIGATIONS. Seller shall pay to Purchaser (or shall credit Purchaser against the Cash Payment required at Closing) the amount of $8,500 representing payment towards the clean-up of the environmental condition at the Fall River Massachusetts facility described in the last sentence of Paragraph 1 of Schedule 3.26. Purchaser shall be solely responsible for the performance of such work and for any excess amounts required to complete same.

                       ARTICLE VI - PURCHASER'S COVENANTS

             Purchaser covenants and agrees with Seller as follows:

                 6.1. FULFILLMENT OF CONDITIONS. Purchaser shall use reasonable commercial efforts to cause the conditions to the obligations of Seller under this Agreement to be satisfied prior to or at the Closing.

                 6.2 PRESERVATION OF BUSINESS AND RELATIONSHIPS. Purchaser shall use reasonable commercial efforts to preserve its business organization intact, and to preserve its present relationships with suppliers, customers and others with which it maintains a business relationship.

                 6.3 NOTIFICATION. Between the date hereof and the Closing Date, Purchaser shall promptly notify Seller in writing of any information or the occurrence of any event that will result or has reasonable prospect of resulting in making any warranty, covenant or representation by Purchaser materially false or which is reasonably likely to result in the failure to satisfy any condition to the obligations of Seller under this Agreement prior to or at the Closing.

                 6.4 FINANCING. Purchaser shall use its reasonable best efforts to fulfill the conditions to the proposed senior debt financing and cause such senior debt financing to be available to Purchaser at Closing.

                 6.5      GAMI LETTER OF CREDIT.  At the Closing or within five
(5) business days thereafter, Purchaser shall cause that certain Letter of Credit No. 60008064 dated July 25, 1994, as amended, in the amount of $35,000 issued in the name of Seller by American National Bank, Chicago and Barclays Bank International, Ltd. to be returned to Seller or cancelled without any draws thereunder. Purchaser shall indemnify Seller for any liability or expense to Seller resulting from draws under such Letter of Credit prior to such return or cancellation.

                 6.6      CERTAIN LEASE OBLIGATIONS.

                          (a) The parties acknowledge that Seller may have continuing obligations under the terms of that certain lease dated November 19, 1991 between 41 Madison Company, as landlord and Seller as successor-in-interest to Equality Specialties, Inc., as tenant (the "Madison Lease") and under that certain lease dated May 23, 1994 by and between West L.
                 A. Properties, as landlord and Seller, as lessee (the "Placentia Lease"), each of which has been assigned by Seller to ESI. Purchaser agrees to indemnify and hold harmless Seller from any loss, cost, expense or liability of any nature (including attorneys' fees and costs) arising from any breach, or alleged breach, by ESI after the Closing Date of its obligations under the Madison Lease, or the Placentia Lease.

                          (b) Purchaser further covenants and agrees that Purchaser will not, and will not permit ESI to, take any action with respect to the Madison Lease, or the Placentia Lease, which could have the effect of increasing the potential liability of Seller with respect thereto, including, without limitation, agreeing to any amendment, renewal, extension or other modification thereof, or waiving any rights thereunder unless Purchaser shall have first obtained either (i) the prior written consent of Seller or (ii) a complete release and discharge of Seller of all liabilities and obligations under the Madison Lease, or the Placentia Lease, as applicable, executed by the landlord, on terms and conditions acceptable to Seller, (including in the case of the Placentia Lease the return of any letters of credit issued in the name of Seller to secure ESI's obligations thereunder).

              ARTICLE VII - CONDITIONS TO PURCHASER'S OBLIGATIONS

         The obligations of Purchaser under this Agreement are subject to the satisfaction in all material respects at or prior to the Closing of the following conditions, but compliance with any of such conditions may be waived by Purchaser in writing:

                 7.1 REPRESENTATIONS, WARRANTIES AND COVENANTS. All representations and warranties of Seller contained in Article 3 of this Agreement will be materially true and correct at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing. Seller will have caused to be performed and complied with in all material respects the covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Closing, and Purchaser will have received a certificate to the foregoing effect from Seller.

                 7.2 LITIGATION. There will be no litigation pending or threatened in writing in any court or any proceeding before or by any administrative or governmental authority to restrain or prohibit or obtain substantial damages or other material relief with respect to this Agreement or the consummation of the transactions contemplated hereby or as a result of which Purchaser could be deprived of any of the material benefits of the transactions contemplated hereby.

                 7.3 FINANCING. Senior debt financing for the transactions contemplated hereby will have been made available to Purchaser on terms reasonably satisfactory to Purchaser.

                 7.4 LEGAL OPINION. Purchaser will receive a legal opinion from Seller's counsel substantially in the form of Exhibit C.

                 7.5 BOARD AND SHAREHOLDER APPROVAL. Seller will have delivered to Purchaser a certified copy of the board of director consents authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

                 7.6 CERTIFICATES, ET AL. The form and substance of all certificates, instruments, opinions and other documents delivered or deliverable to Purchaser under this Agreement shall be satisfactory in all reasonable respects to Purchaser and its counsel.

                 7.7 CONSENTS. Seller shall have caused the Companies to have obtained any and all third party consents necessary under any contracts, leases or agreements to effect the transactions contemplated hereby, provided that no such consents will be required for any contracts, leases or agreements if the failure to obtain such consents would not, on a consolidated basis, have a material adverse effect upon the ability of the Companies to conduct their businesses substantially in accordance with prior historical practices.

                 7.8 COVENANT NOT TO COMPETE AGREEMENT. Seller shall have executed and delivered a Covenant Not to Compete Agreement in the form of Exhibit D pursuant to which Seller will agree not to compete with Purchaser in business activities similar to those currently conducted by the Companies for a period of three (3) years following the Closing.

                 7.9 TRANSFER OF BUSINESS. Seller shall have caused to be executed and delivered to Purchaser each of the documents and instruments described below, which will be reasonably satisfactory to Purchaser in form and substance, and Seller will have taken such additional actions as may be reasonably necessary to transfer the ESH Stock to Purchaser and to place Purchaser in possession and operating control of the Companies.

                          (a) Share certificates representing all of the ESH Stock, duly endorsed for transfer to Purchaser or with separate stock transfer powers duly endorsed by Seller for transfer of the Stock to Purchaser.

                          (b) Certificates of the Secretary of State of Delaware evidencing the corporate good standing of Seller, ESH and Equality. Seller shall deliver equivalent evidence with respect to Majestic and Stribbons, to the extent available.

                          (c) The minute book, stock records and corporate seal for each of the Companies (other than Stribbons, which are maintained in the United Kingdom).

                          (d) Resignations of all members of the Board of Directors of the Companies to be effective as of the Closing.

                 7.10 NO ADVERSE CHANGE. Except to the extent reflected or reserved against or otherwise disclosed in the Financial Statements, there has not been any event or condition of any character that has or is likely to have a material and adverse effect on the financial condition, business or assets of the Companies, determined on a consolidated basis.

                 7.11 TITLE AND SURVEY. Seller has provided Purchaser with a current commitment for an ALTA Mortgagee's Title Insurance Policy for each of the properties located in the United States of America which are owned by the Companies. As soon as practicable after the

Closing Date, Seller shall provide Purchaser with a true and accurate survey of each of the properties located in the United States of America which are owned by Seller, all of which shall be satisfactory to Purchaser and Purchaser's senior debt lender. Seller and Purchaser shall share equally the costs associated with such surveys, title insurance, and all other transfer costs, if any, resulting from this transaction.

                 7.12 SHAREHOLDER AGREEMENTS. Seller will have executed and delivered to Purchaser, Seller's counterpart of a Shareholder's Agreement by and among the proposed shareholders of Purchaser and that certain Registration Rights Agreement with Purchaser (collectively, the "Shareholder Agreements") each in form and substance acceptable to Purchaser.

               ARTICLE VIII - CONDITIONS TO SELLER'S OBLIGATIONS

         The obligations of Seller under this Agreement are subject to the satisfaction in all material respects at or prior to the Closing of the following conditions, but compliance with any of such conditions may be waived by Seller in writing:

                 8.1 REPRESENTATIONS, WARRANTIES AND COVENANTS. All representations and warranties of Purchaser contained in Article 4 of this Agreement will be materially true and correct at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing. Purchaser will have performed and complied in all material respects with the covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Closing and Seller will have received a certificate to the foregoing effect from Purchaser.

                 8.2 LITIGATION. There will be no litigation pending or threatened in writing in any court or any proceeding before or by any administrative or governmental authority to restrain or prohibit or obtain substantial damages or other material relief with respect to this Agreement or the consummation of the transactions contemplated hereby or as a result of which Seller could be deprived of any of the material benefits of the transactions contemplated hereby.

                 8.3 CONSIDERATION. Purchaser will have (i) paid to Seller the Cash Payment, and (ii) executed and delivered to Seller the Note.

                 8.4 COVENANT NOT TO COMPETE. Purchaser will have executed and delivered to Seller, Purchaser's counterpart of the Covenant Not to Compete Agreement.

                 8.5 LEGAL OPINION. Seller will receive a legal opinion from Purchaser's counsel substantially in the form of Exhibit E.

                 8.6 CERTIFICATES, ET AL. The form and substance of all certificates, instruments, opinions and other documents delivered or deliverable to Seller under this Agreement shall be satisfactory in all reasonable respects to Seller and its counsel. In addition, Seller shall have received certificates from certain officers of Seller and of Michael Friedman and Charles Vaughn with respect to the accuracy of the representations and warranties made by Seller hereunder, which certificates shall be in form and substance acceptable to Seller.

                 8.7 AUTHORIZATION. Seller will receive a copy of a resolution of Purchaser's board of directors certified by Purchaser's secretary as having been duly adopted and being in full force and effect, authorizing Purchaser's execution and performance of this Agreement.

                 8.8 SHAREHOLDER AND OTHER AGREEMENTS. Purchaser will have executed and delivered to Seller, Purchaser's counterpart of each of the Shareholder Agreements, which Shareholder Agreements shall each be in form and substance acceptable to Seller, and the various agreements and other instruments listed in Exhibit F hereto shall have been executed and delivered by the signatories thereto and shall each be in form and substance acceptable to Seller.

                 8.9 FINANCING. Purchaser shall have completed its financing with its senior debt lender on terms reasonably acceptable to Seller, and Seller and Heller Financial, Inc. shall have entered into a Subordination and Intercreditor Agreement on terms acceptable to Seller.

                 8.10 SELLER SHARES. Purchaser shall have issued to Seller 150,000 shares of common stock of Purchaser, par value ($.01) per share.

                              ARTICLE IX - CLOSING

                 9.1 TIME AND PLACE. The closing of the transactions contemplated by this Agreement (the "Closing" or the "Closing Date") will take place at such time and place as the parties may agree and is expected to be on April 19, 1995, at the office of Rosenberg & Liebentritt, P.C., or such other location as shall be mutually agreed.

                 9.2 DELIVERY OF CASH PAYMENT AND CLOSING DOCUMENTS. At the Closing, Seller will cause to be executed and delivered to Purchaser the documents and instruments referred to in Section 7 above, or in any other provision of this Agreement which requires execution or delivery of documents prior to or at the Closing. Concurrently therewith, Purchaser will cause to be executed and delivered to Seller (a) a bank wire transfer in the amount required by Section 2.1(b) above, (b) the Note, and (c) the documents and instruments referred to in Section 8 above.

                          ARTICLE X - INDEMNIFICATION

                 10.1 SURVIVAL. The representations and warranties contained in Sections 3 and 4 of this Agreement shall survive the Closing and shall continue in effect notwithstanding any investigation by or on behalf of either party hereto until the second year anniversary of the Closing Date or such other period of survival as is specified in clauses (i) - (iii) of this
Section 10.1 (the "Cutoff Date"), provided that any representation or warranty which would otherwise terminate after the Cutoff Date shall survive until the final adjudication or settlement of any such matter if notice of any inaccuracy or breach thereof, including a reasonably detailed description of such alleged inaccuracy or breach, shall have been given in writing to Purchaser or Seller, as the case may be, on or prior to the Cutoff Date, and further provided that
(i) the representations and warranties set forth in Section 3.26 shall continue until the fifth year anniversary of the Closing Date, (ii) the representations and warranties set forth in Section 3.7 shall continue until the expiration of all applicable statutes of limitation, provided, however, that Purchaser and/or the Companies shall not extend such statutes of limitation without the prior written consent of Seller, and (iii) the representations and warranties set forth in Sections 3.2, 3.3, the last sentence of Section 3.12 and Section 4.2 shall continue without limit to time.

                 10.2 INDEMNIFICATION OF PURCHASER. Except as otherwise provided in this Article 10, Seller shall indemnify and hold harmless
Purchaser, its officers, directors, employees, stockholders, agents and affiliates from and against, and shall reimburse such parties for, any actual claim, loss, liability, damage or expense (including, without limitation, reasonable attorneys' fees) arising, in each case, prior to Closing and resulting from circumstances arising prior to Closing from (i) any breach of any representation, warranty, agreement or covenant on the part of Seller under or pursuant to this Agreement, (ii) Seller's failure to obtain a required consent pursuant to Section 7.7 above, or (iii) all net income taxes, penalties and interest with respect thereto which Purchaser may suffer resulting from, arising out of, relating to, in the nature of, or caused by any liability of any of the Companies for the unpaid income taxes of any entity including, without limitation, under Regulations (as defined herein) Section 1.1502-6 (or any similar provision of state, local or foreign law) or as a transferee or successor, by contract or otherwise, and all expenses of defense or collection thereof, (iv) federal and foreign withholding taxes on the repatriation of cash from Majestic and Stribbons prior to the Closing Date, (v) federal, state, foreign, and local income taxes of whatever nature up and through the Closing Date, relating to the Section 338 election referred to in Section 11.14(d) below), and (vi) the Companies or their businesses, assets or properties being a former division or affiliate of, or member of a control group with Seller, provided such claim, loss, liability, damage or expense was not otherwise attributable to, and did not result from, the ownership or operation of the businesses, assets or properties of any of the Companies or their predecessors. Seller shall be responsible for all losses, liabilities, damages or expenses claimed for any breach of any representation or warranty herein, or indemnification with respect thereto, only to the extent that the aggregate amount of such losses, liabilities, damages and expenses claimed for all of such breaches, calculated after taking into account the net amount of any recovery or benefit described in Section 10.4(b) below ("Purchaser's Net Claim"), exceeds $100,000, except as to reimbursement for (y) the payment of taxes pursuant to
Section 11.14 below, or (z) representations or warranties relating to Majestic Stock, as provided in Section 3.3, for which Seller shall reimburse Purchaser from the first dollar owed. Notwithstanding anything contained in this Agreement to the contrary, (A) Purchaser shall not be entitled to indemnification from Seller with respect to any loss, cost, expense, liability or obligation to the extent is reflected or reserved against in the Net Worth Schedule, (B) only when Purchaser's Net Claim exceeds $100,000 shall Purchaser be entitled to indemnification from Seller for the entire amount of Purchaser's Net Claim, and (C) under no circumstances shall the aggregate amount of payments made by Seller under this Article 10 exceed $3,000,000, and of said $3,000,000, with respect to indemnification for matters arising other than as a result of a breach of the representations and warranties contained in Section 3.26 above, the aggregate amount of payment for which Purchaser shall be entitled to indemnification from Seller shall not exceed $2,000,000. Furthermore, Purchaser shall not be entitled to indemnification for any losses, liabilities, damages or expenses claimed for any breach of any representation or warranty herein which are asserted after the time of survival of the applicable representation and warranty, as provided in Section 10.1 above. The indemnification obligation of Purchaser set forth in clause (vi) above shall not be subject to the limitations of clauses (B) or (C) above and such obligation shall survive indefinitely.

                 10.3 INDEMNIFICATION OF SELLER. Except as otherwise provided in this Article 10, Purchaser shall indemnify and hold harmless Seller, its officers, directors, employees, stockholders, agents and affiliates from and against, and shall reimburse such parties for any actual claim, loss, liability, damage or expense (including, without limitation, reasonable attorneys' fees) resulting from any breach of any representation, warranty, agreement or covenant on the part of Purchaser under or pursuant to this Agreement. Purchaser shall be responsible for all losses, liabilities, damages or expenses claimed for any breach of any representation or warranty herein, or indemnification with respect thereto, only to the extent that the aggregate amount of such losses, liabilities, damages and expenses claimed for all of such breaches, calculated after taking into account the net amount of any recovery or benefit described in Section 10.4(b) below ("Seller's Net Claim"), exceeds $100,000. Notwithstanding anything contained in this Agreement to the contrary, (A) only when Seller's Net Claim exceeds $100,000 shall Seller be entitled to indemnification from Purchaser for the entire amount of Seller's Net Claim, and (B) under no circumstances shall the aggregate amount of payments made by Purchaser under this Article 10 exceed $2,000,000.

                 10.4 TERMS OF INDEMNIFICATION. The foregoing indemnification obligations are subject to the following:

                          (a) Notification of Claim. Promptly after the assertion of any claim by a third party or occurrence of any event which may give rise to a claim for indemnification from a party obligated to indemnify another party (the "Indemnitor") under this Article 10, the party seeking indemnity hereunder (an "Indemnitee") shall notify the Indemnitor in writing of such claim, with reasonable particularity, and, with respect to claims by third parties, advise the Indemnitor whether the Indemnitee intends to contest same; provided that the failure to give any such notice shall not relieve the Indemnitor of its obligations hereunder except to the extent that such failure to give notice actually and materially prejudices the Indemnitor.

                          (b) Recoveries. The Indemnitee shall be deemed to have suffered a loss for which the Indemnitor shall be liable for indemnification only to the extent that the Indemnitee has not received any recovery or benefit with respect thereto from any third party, person or entity (including without limitation insurance benefits, recoveries under any counterclaims or set-off, or the benefit of any federal or state income or franchise tax benefit obtained as a result of such loss); and if the Indemnitee received such a recovery or benefit after receipt of payment of a loss, then the amount of such recovery or benefit (but not exceeding the amount of such payment), net of reasonable expenses incurred in obtaining the recovery or benefit, shall be paid to the Indemnitor. Without limiting the foregoing, in the event that a claim or benefit is created in connection with the occurrence of a loss which has not been collected or otherwise enjoyed by the Indemnitee at the time payment with respect to the loss is made, the Indemnitee shall assign such benefit or claim to the Indemnitor as a condition to the payment of such loss, or, if such claim or benefit is not assignable under applicable laws, the Indemnitee shall attempt in good faith to collect such claim or benefit.

                          (c) Defense. With respect to any third party claim or action that could give rise to indemnity under this Agreement, the Indemnitor shall be entitled to assume the defense thereof, and after notice from the Indemnitor to the Indemnitee of its election so to assume the defense thereof, the Indemnitor shall not be liable to the Indemnitee under the foregoing indemnity agreement for any legal or other expenses subsequently incurred by the Indemnitee in connection with the defense thereof. Any party which receives notice of a claim for indemnification may agree to assume the defense thereof conditional upon the final determination of its indemnification obligation, and any such assumption of defense shall not prejudice its right to contest its indemnification obligation. Regardless of which party is controlling the defense of any claim that could give rise to indemnity under this Agreement, (i) both the Indemnitor and Indemnitee shall act in good faith and (ii) no settlement of such claim may be agreed to without the written consent of the Indemnitor, which consent shall not be unreasonably withheld, or, in the case the settlement requires actions, forbearance or payments by Indemnitee, without the consent of such Indemnitee (as to such matters) which consent shall not be unreasonably withheld.
                 The controlling party shall deliver, or cause to be delivered, to the other party copies of all correspondence, pleadings, motions, briefs, appeals or other written statements relating to or submitted in connection with the defense of any such claim, and timely notices of any hearing or other court proceeding relating to such claim.

                          (d) Set Off. Purchaser shall have the right to set off all amounts owed by Purchaser to Seller under this
                 Article 10 first against interest and then principal due under the Note; provided, however, that (i) Purchaser has first obtained a final adjudication, not subject to appeal, from a court having competent jurisdiction over the subject matter entitling Purchaser to indemnification pursuant to this
                 Article 10, and (ii) such indemnification has not been paid within thirty (30) days after the entry of such final adjudication.

                 10.5 EXCLUSIVE REMEDY. The indemnification provided in this Article 10 shall constitute the sole and exclusive remedy of the parties with respect to the breach of any representation, warranty, or covenant of any party under this Agreement, except as may be otherwise expressly provided in this Agreement

                           ARTICLE XI - MISCELLANEOUS

                 11.1 NOTICES. All notices that are required or may be given under this Agreement will be in writing and will be deemed to be delivered if sent by personal delivery, by telecopy with appropriate confirmation or by a recognized courier or overnight delivery service to the parties at the following addresses (or to such other address as either party may provide to the other party by like notice):

         IF TO PURCHASER:

                                  Equality Acquisition Corp.
                                  c/o Winter Park Capital Company
                                  200 East New England Avenue, Suite 301
                                  P.O. Box 3090
                                  Winter Park, Florida  32790-3090
                                  Telephone: (407)644-9700
                                  Fax: (407)628-2307
                                  Attn: F. Philip Handy

         WITH COPIES TO:

                                  Robert P. Saltsman, P.A.
                                  Attorney at Law
                                  200 East New England Avenue, Suite 301
                                  P.O. Box 2146
                                  Winter Park, Florida  32790
                                  Telephone: (407)647-2899
                                  Fax: (407)628-2307

         IF TO SELLER:

                                  Great American Management and Investment, Inc. Two North Riverside Plaza
                                  Chicago, Illinois 60606
                                  Telephone: (312)906-8700
                                  Fax: (312)906-8402
                                  Attn: Gus Athas

         WITH COPIES TO:

                                  Rosenberg & Liebentritt, P.C.
                                  Two North Riverside Plaza, Suite 1515
                                  Chicago, Illinois 60606
                                  Telephone: (312)466-3196
                                  Fax: (312)454-0335
                                  Attn: Alisa M. Singer

                 11.2 FURTHER ASSURANCES. Purchaser and Seller agree to execute any and all documents and instruments and to perform such other acts as may be reasonably necessary or expedient to further the purposes of this Agreement and the transactions contemplated hereby. Any consent or approval required from either or both parties hereto under the terms of this Agreement will not be unreasonably withheld or delayed by such party or parties.

                 11.3 EXCLUSIVE DEALINGS. From the date hereof until termination or Closing of the transaction contemplated herein and so long as Purchaser is not in default under this Agreement, Seller and its officers and directors will not, directly or indirectly (through agents or otherwise), encourage or solicit any inquiries or accept any proposals by, or engage in any discussions or negotiations with or furnish any information to, any person other than Purchaser concerning a proposed transaction involving an acquisition of the assets or business or stock of the Companies or a merger or consolidation of the Companies or a refinancing of the Companies' outstanding indebtedness, except in connection with this Agreement and the transactions contemplated hereby.

                 11.4 PUBLICITY. Seller and Purchaser will cooperate with each other in the development and distribution of all news releases and other public disclosures relating to the transactions contemplated hereby. Notwithstanding the foregoing, Seller may issue such news releases and other public disclosures as Seller's legal counsel deems required by the Securities Exchange Act of 1934, other state and federal securities laws or by the rules of any exchange upon which Seller's securities may be listed.

                 11.5 CONFIDENTIALITY. Seller and Purchaser acknowledge that all customer, supplier and distributor lists, trade secrets, plans, manufacturing techniques, sales, marketing and expansion strategies, technology and processes of the Companies relating to the businesses of the Companies, and all related information concerning the products, services, production, development, technology and all related technical information, procurement and sales activities and procedures, promotion and pricing techniques and credit and financial data relating to the businesses of the Companies are valuable, special and unique assets (collectively, the "Confidential Information"); provided that the Confidential Information does not include any such information that is publicly available or is published through no fault of Purchaser or is required by law or court order to be disclosed (other than as a result of a breach of this Agreement). Purchaser agrees that, at all times prior to the Closing, Purchaser will not disclose any Confidential Information to any person or entity or make use of any Confidential Information for its own purposes or for the benefit of any person or entity, except that Purchaser may disclose Confidential Information to its lenders, investors, accountants and attorneys or other representatives to the extent reasonably necessary to obtain financing for the acquisition and to complete its due diligence review of the Companies' business, provided that Purchaser notifies such lenders, investors, accountants and attorneys to comply with the terms of this Section 11.5. If this

Agreement is terminated pursuant to Section 11.13 below, or for any other reason, Purchaser will return all Confidential Information and all copies thereof to Seller and will not make use of any Confidential Information for its own purposes or for the benefit of any person or entity. Seller acknowledges and agrees that, after the Closing, all Confidential Information will be the exclusive property of Purchaser and shall be maintained by Seller as confidential. Seller agrees that it shall not use, disclose or disseminate the Confidential Information, except as necessary to administer its continuing interest as shareholder and creditor of Purchaser.

                 11.6 EXPENSES. Except as otherwise stated herein, Seller and Purchaser will, whether or not the transactions contemplated hereby are consummated, each bear its own attorneys', accountants', auditors' or other fees, costs and expenses incurred in connection with the negotiation, execution, consummation and performance of this Agreement or any of the transactions contemplated hereunder.

                 11.7 COUNTERPARTS. This Agreement may be executed in one or more counterparts for the convenience of Purchaser and Seller, both of which together will constitute one and the same instrument.

                 11.8 SEVERABILITY. The unenforceability or invalidity of any provision of this Agreement shall not affect the enforceability or validity of any other provision.

                 11.9 SUCCESSORS AND ASSIGNMENT. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, provided proper notice and consent is given with respect to any assignment hereof and such successor or assignor remains liable, and further provided that Purchaser must be an affiliate of Winter Park Capital Company; provided, however that Purchaser may collaterally assign this Agreement to its senior lender. This Agreement is not intended for the benefit of any other party and no third party, including any officer, director, shareholder or lender of either Purchaser or Seller, shall have the right to enforce the provisions of this Agreement.

                 11.10 ENTIRE AGREEMENT. This Agreement and the related documents contained as Schedules or Exhibits hereto or expressly contemplated hereby contain the entire understanding of the parties relating to the subject matter hereof and supersede all prior written and oral and all contemporaneous oral agreements and understandings relating to the subject matter hereof. This Agreement cannot be modified or amended except in writing signed by both parties.

                 11.11 GOVERNING LAW. This Agreement will be governed by and construed and interpreted in accordance with the substantive laws of the State of Delaware, without giving effect to any conflict of law, rule or principle that might require the application of another jurisdiction.

                 11.12    ARBITRATION.

                          (a) All controversies between Purchaser and Seller pertaining to the computation of the amount of the Purchase Price (as adjusted) shall be submitted to Arthur Andersen, LLP.

                          (b) All other controversies between the parties of any kind relating to this Agreement, or any agreement contemplated herein, at the option of either party hereto, shall be settled by arbitration in Miami, Florida, in accordance with the then applicable rules of the American Arbitration Association. The parties hereto shall be bound by the decision in any such arbitration. The judgment of any such arbitration may be entered in any court in the United States of America. In any such arbitration, the arbitrators shall: (i) apply the provisions of this Agreement without varying therefrom in any respect and the arbitrators shall not have the power to add to, modify or change any of the provisions of this Agreement; (ii) make specific written findings of fact and law; and (iii) apply the law of the State of Delaware to all substantive issues of law.

                 11.13 TERMINATION. This Agreement and the transactions contemplated hereby may be terminated and abandoned (a) at any time prior to the Closing by mutual written consent of Purchaser and Seller or (b) by either party, by written notice to the other party, if the Closing has not occurred by April 30, 1995, provided that a party will not be entitled to exercise a right of termination under this Section 11.13 if the event giving rise to such right of termination results from the willful failure of such party to perform or observe in any material respect any of the covenants or agreements set forth herein to be performed or observed by such party. If this Agreement is terminated as permitted under this Section 11.13 as a result of a breach or a default by a party hereto, the non-breaching party shall be entitled to exercise any and all rights and remedies available at law or in equity. Notwithstanding the foregoing, the provisions of Section 11.5 above (Confidentiality) will survive any termination of this Agreement.

                 11.14    INCOME TAXES.

                          (a)     Federal Income Taxes.  Seller warrants that
                 (i) it has filed consolidated federal income tax returns for all years prior to and including July 31, 1993, (ii) it will file a consolidated federal income tax return for the fiscal year ended July 31, 1994 and, (iii) it is the common parent of the filing group pursuant to the regulations (the "Regulations") promulgated under the Internal Revenue Code of 1986, as amended (the "Code"), and Seller also covenants that it will file a consolidated federal income tax return for its fiscal year commencing August 1, 1994 and ending July 31, 1995. Seller further covenants that it will include income of ESH and Equality for the period commencing August 1, 1994 and ending on and including the Closing Date (including any deferred income triggered into income by Regulations Sections 1.1502-13 and 1.1502-14) in its consolidated federal income tax return for the fiscal year ending July 31, 1995. Seller agrees to pay all federal income taxes attributable to such income. The Companies will furnish tax information to Seller for inclusion in Seller's federal consolidated income tax returns for the taxable period which includes the Closing Date, in accordance with ESH's past custom and practice. The income of ESH and Equality for the fiscal period which commenced August 1, 1994 will be allocated to the period up to and including the Closing Date and to the period after the Closing Date by closing the books of ESH and Equality as of the end of the Closing Date.

                          (b)     State and Local Income Taxes.

                                  (i)  With respect to state and local income
                          and franchise tax returns of ESH and Equality for the taxable period commencing August 1, 1994 and ending on and including the Closing Date, Seller shall cause such returns to be prepared and Purchaser shall have the opportunity to review and comment upon such returns (including any amended returns). Seller will take no position on such returns that would have a material adverse effect on ESH and Equality. Taxes shown to be due on such returns will be the obligation of the entity to which the return relates. Purchaser shall sign and file such returns by the extended due date of each respective return. Seller will submit to Purchaser such returns no less than thirty (30) days prior to the extended due date and will include with the submission of such returns amounts equal to the liability on each return less any estimated tax payments, if any, made towards such tax liability. Seller will also reimburse Purchaser in full within five (5) business days after demand therefor for any deficiencies and interest and penalties thereon resulting from amendments or adjustments to such returns.

                                  (ii)  With respect to state and local income
                          and franchise tax returns of ESH and Equality for any jurisdiction in which the taxable year of the taxpayer does not end on the Closing Date, Purchaser shall be responsible for preparing a tax return for the tax fiscal period commencing August 1, 1994 and ending after the Closing Date. Seller shall have the opportunity to review and comment upon such returns (including any amended returns). Purchaser will take no position on such returns that would have a material adverse effect on the potential tax liability of Seller. Purchaser will prepare pro-forma tax returns for the period commencing August 1, 1994 and ending on the Closing Date on the basis that the books of ESH and Equality were closed as of the end of the Closing Date and that the taxable year of the entity terminated on such date. Seller shall have the opportunity to review and comment upon such pro-forma returns. Purchaser will take no position on such returns that would have a material adverse effect on the potential tax liability of Seller. Seller shall within five (5) business days after demand pay to Purchaser the amount of any tax shown to be due on such pro-forma returns. All estimated tax payments made prior to the Closing Date by Seller will be credited against the tax liability shown on such pro-forma returns. Seller shall reimburse Purchaser within five (5) business days after demand for any deficiencies and interest and penalties thereon resulting from subsequent adjustments to such returns to the extent they relate to matters prior to the Closing Date.

                                  (iii)  Taxes - U.S. and Foreign Taxes
                          Relating to Stribbons and Majestic. With respect to foreign taxes for any jurisdiction in which the taxable year of the taxpayer does not end on the Closing Date, Purchaser shall be responsible for preparing tax returns for the tax fiscal period commencing August 1, 1994 and ending after the Closing Date. Purchaser will prepare pro-forma tax returns for the period commencing August 1, 1994 and ending on the Closing Date on the basis that the books of Stribbons and Majestic were closed on the Closing Date and the fiscal year of the entity terminated on such date. Seller shall have the opportunity to review and comment on such pro-forma returns. Purchaser will take no position on such returns that would have a material adverse effect on the potential liability of Seller. Except to the extent reserved for on the Closing Date Balance

                          Sheet, Seller shall within five (5) business days after demand pay to Purchaser the amount of any tax shown to be due on the pro-forma return. Within five
                          (5) business days after demand Seller shall reimburse Purchaser for any deficiencies and interest and penalties thereon resulting from subsequent adjustments to such returns to the extent they relate to matters prior to and including the Closing Date.

                                  (iv)  To the extent that Purchaser or any of
                          the Companies is subject to any federal, state or local income or franchise tax as a result of having to include in federal taxable income any amount of income for the fiscal year commencing August 1, 1994 and ending after the Closing Date by virtue of the provisions of Code Section 951, Seller will reimburse Purchaser for the full amount of such federal, state and local taxes plus interest and penalties within five (5) business days after demand.

                          (c)     Audits.

                                  (i)  Seller will allow Purchaser and its
                          representatives to participate in any audits of ESH and Equality's state and local income tax returns for the period ending on or before the Closing Date to the extent that such returns relate to the Companies. Seller will not settle any such audit in a manner which would have a material adverse effect on the Companies after the Closing Date without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld.

                                  (ii)  After the Closing, Seller shall assume
                          responsibility for the pending tax audit in St. Lucia, provided, however, that Seller shall not agree to a final settlement with the St. Lucian taxing authority (the "Authority") without Purchaser's consent. If Purchaser refuses to consent to the settlement proposed by Seller to the Authority (the "Proposed Settlement"), Purchaser shall be obligated to assume the responsibility for the pending tax audit at its sole expense, and the limit of Seller's tax indemnification liability therefor shall be the lower of (A) the amount of the Proposed Settlement, and (B) the final settlement of the pending tax audit as negotiated by Purchaser and the Authority.

                                  (iii)  After the Closing, Seller and
                          Purchaser agree to cooperate with each other in connection with any official tax inquiry, tax determination or tax-related legal proceeding affecting a tax liability of the Companies in connection with a determination of any tax liability or treatment and to make available to each other party a reasonable amount of time, at no cost to such party, of its employees and officers, together with documents, correspondence, reports and other materials bearing on such tax inquiry, examination, proceeding or determination of tax liability or treatment, provided that Seller and Purchaser shall be reimbursed by the other for any out-of-pocket expenses they incur in assisting the other party hereunder. No party shall request a tax audit of the Companies and Purchaser and the Companies shall not, without the prior written consent of Seller (i) extend any statute of limitation with respect to taxes, or (ii) enter into a settlement or agreement or take any other action regarding any tax liability of any of the Companies arising prior to the Closing Date, except as expressly permitted by this Agreement.

                          (d) Section 338(h)(10) Election. Seller will join with the Purchaser in making an election under Code
                 Section 338(h)(10) and any corresponding elections under state, local or foreign tax law (collectively a "Section 338(h)(10) Election") with respect to the purchase and sale of the stock in ESH and the deemed purchase and sale of Equality and, if requested by Purchaser within ninety (90) days after the Closing Date, the deemed purchase and sale of either or both of Majestic and Stribbons. Purchaser shall cause to be prepared Forms 8023 and 8023-A no later than 180 days after the Closing Date which election forms shall be duly executed on behalf of Purchaser and Seller. Purchaser and Seller each covenant to duly cause such election forms to be timely filed in accordance with Code Section 338(h)(10) and the Regulations promulgated pursuant thereto. Seller shall pay all taxes (including interest and penalties) attributable to the making of the Section 338(h)(10) Election and equivalent elections under state and local law.

                          (e) Allocation of Purchase Price. Purchaser and Seller agree that the Purchase Price as specified in Article
                 2.1 and the liabilities of ESH and Equality and other relevant items will be allocated to the assets of ESH and Equality pursuant to and in accordance with an allocation schedule as set forth in Schedule 11.14.

                 Seller and Purchaser agree that such allocation shall be binding for all purposes, including tax and financial accounting purposes, and Seller and Purchaser agree that Seller, Purchaser and the Companies will file all tax returns (including any amended returns) and information reports in a manner consistent with such allocation.

                          (f) Tax Sharing Agreements. Any tax sharing agreement between Seller and any of the Companies shall terminate as of the Closing Date and will have no further effect for any taxable year including, without limitation, the current taxable year or any past taxable years.

                          (g) Representations. Seller represents and warrants that none of the Companies has (i) filed a consent under Code Section 341(f), or (ii) been a U.S. real property holding corporation within the meaning of Code Section 897(c)(2).

                 11.15 LIMITATIONS AND QUALIFICATIONS TO REPRESENTATIONS, WARRANTIES AND COVENANTS.

                          (a) Except with respect to the representations and warranties made by Seller in Sections 3.1, 3.2, 3.3, 3.5(d),
                 3.7 and 11.14, the representations and warranties made by Seller under this Agreement shall be deemed qualified by the phrase "to the Seller's best knowledge" ("Seller's Best Knowledge"). Seller's Best Knowledge shall mean the actual knowledge of current executive officers or employees of Seller with significant involvement in the affairs of Seller, Michael Friedman and Charles Vaughn, after reasonable inquiry. Seller shall make reasonable inquiry of such executive officers or employees of Seller, Michael Friedman and Charles Vaughn as to its representations, warranties and covenants to ensure their accuracy.

                          (b)  The terms "material," "materially" and
                 "materiality" or other variations thereof as applied in this Agreement with respect to the Companies and their businesses, contemplate an amount in excess of $75,000.00, except that with respect to any matter pertaining to income or franchise tax liability, such amount shall be deemed to be $1,000.00. Notwithstanding the foregoing, in the event any item or matter is set forth in a schedule which requires disclosure of certain "material" matters, the inclusion of such item and matter in such schedule shall not cause such item or matter to be deemed "material" unless such item or matter otherwise satisfies the conditions of the foregoing definition.

                          (c) The representations, warranties and covenants made by Seller in Sections 3.5, 3.6, 3.7, 3.8, 3.13, 3.15,
                 3.16, 3.17, 3.20, 3.22, 3.24 and 3.26 above are hereby also made by Seller with respect to Equality Specialties, a division of Seller, and its predecessor, Equality Specialties, Inc.

                 11.16 CROSS-DEFAULT. A material breach by a party of its obligations under any of (i) this Agreement, (ii) the Note, (iii) the Shareholder Agreements, or (iv) the Covenant Not to Compete shall be considered a material breach by such party of all of the above documents and consequently the non-breaching party shall be entitled to exercise any and all rights and remedies available at law or in equity.

                 11.17 ACCESS. Purchaser shall cause the Companies to retain their books and records as they physically exist on the Closing Date for a period of five (5) years (or such longer time period as typically maintained by similar companies) from the Closing Date. Seller shall have access to such books and records, as well as Purchaser's key accounting personnel, on reasonable notice during normal business hours for any reasonable and necessary purpose. If Seller desires copies of any such books and records after such retention period, it shall notify Purchaser and will be permitted to have copies or make copies of such books and records, provided that Seller bears the costs and expenses of such copying.

                 11.18 CAPTIONS. Section and subsection headings are included herein, or in any Exhibit or Schedule hereto for convenience or reference only and shall not constitute a part of this Agreement for any other purposes or be given substantive effect.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                        EQUALITY ACQUISITION CORP.,
                                        a Florida corporation

                                        By: /s/  F. Philip Handy
                                           ------------------------------------
                                        Name:  F. Phillip Handy
                                             ----------------------------------
                                        Title: V.P.
                                              ---------------------------------
                                        GREAT AMERICAN MANAGEMENT AND
                                        INVESTMENT, INC.,
                                        a Delaware corporation

                                        By:/s/ Gus J. Athas
                                           ------------------------------------
                                        Name:  Gus J. Athas
                                             ----------------------------------
                                        Title: Senior Vice-President
                                              ---------------------------------



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